                                                                    EXHIBIT 99.1

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           UNAUDITED CONDENSED INTERIM
                        CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2007

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY

                      INDEX TO UNAUDITED CONDENSED INTERIM
                        CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2007

                                                                    PAGE

BALANCE SHEETS                                                        1

STATEMENTS OF OPERATIONS                                              2

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                         3

STATEMENTS OF CASH FLOWS                                              4

NOTES TO FINANCIAL STATEMENTS                                        5-22

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
          (dollars in thousands, except share data and per share data)

                                                                             AS OF JUNE 30,            DECEMBER 31,
                                                                       --------------------------        ---------
                                                                          2007            2006              2006
                                                                       ---------        ---------        ---------
                                                                              (UNAUDITED)
                                                                       --------------------------

A S S E T S

    CURRENT ASSETS

       CASH AND CASH EQUIVALENTS                                       $  20,723        $   8,581        $  39,710
       SHORT-TERM INTEREST-BEARING DEPOSITS                                   --               --            1,230
       DESIGNATED CASH AND SHORT-TERM INTEREST-BEARING DEPOSITS               --            2,909               --
       PROCEEDS RECEIVABLES RELATING PUBLIC OFFERING                          --           31,479               --
       TRADE ACCOUNTS RECEIVABLE:
          RELATED PARTIES                                                 22,955            8,538           13,625
          OTHERS                                                          22,521           13,088           17,873
       OTHER RECEIVABLES                                                   2,769            7,131            5,425
       INVENTORIES                                                        37,691           29,623           34,763
       OTHER CURRENT ASSETS                                                1,465            1,616            1,473
                                                                       ---------        ---------        ---------
             TOTAL CURRENT ASSETS                                        108,124          102,965          114,099
                                                                       ---------        ---------        ---------

    PROPERTY AND EQUIPMENT, NET                                          507,414          465,106          539,292
                                                                       ---------        ---------        ---------

    INTANGIBLE ASSETS, NET                                                39,482           54,508           44,981
                                                                       ---------        ---------        ---------

    OTHER ASSETS , NET                                                     1,303            1,371            1,346
                                                                       =========        =========        =========

             TOTAL ASSETS                                              $ 656,323        $ 623,950        $ 699,718
                                                                       =========        =========        =========

LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES
       CURRENT MATURITIES OF CONVERTIBLE DEBENTURES                    $   6,611        $   6,204        $   6,632
       TRADE ACCOUNTS PAYABLE                                             55,922           50,410           55,128
       OTHER CURRENT LIABILITIES                                          20,907           11,517           22,096
                                                                       ---------        ---------        ---------
             TOTAL CURRENT LIABILITIES                                    83,440           68,131           83,856

    LONG-TERM DEBT FROM BANKS                                            360,689          515,811          356,947

    CONVERTIBLE DEBENTURES                                                58,609           53,272           62,175

    LONG-TERM CUSTOMERS' ADVANCES                                         42,070           52,528           46,042

    OTHER LONG-TERM LIABILITIES                                           19,441           10,104           17,708
                                                                       ---------        ---------        ---------
             TOTAL LIABILITIES                                           564,249          699,846          566,728
                                                                       ---------        ---------        ---------

    SHAREHOLDERS' EQUITY (DEFICIT)
       ORDINARY SHARES, NIS 1.00 PAR VALUE - AUTHORIZED
          800,000,000, 500,000,000 AND 800,000,000 SHARES,
          RESPECTIVELY; ISSUED 123,495,958, 85,768,622

          AND 102,052,767 SHARES, RESPECTIVELY                            29,283           20,366           24,187
       ADDITIONAL PAID-IN CAPITAL                                        586,265          540,885          564,580
       CAPITAL NOTES                                                     176,401               --          176,401
       EQUITY COMPONENT OF CONVERTIBLE DEBENTURES AND CUMULATIVE
          STOCK BASED COMPENSATION                                        27,700           20,381           23,576
       ACCUMULATED DEFICIT                                              (718,503)        (648,456)        (646,682)
                                                                       ---------        ---------        ---------
                                                                         101,146          (66,824)         142,062
       TREASURY STOCK, AT COST - 1,300,000 SHARES                         (9,072)          (9,072)          (9,072)
                                                                       ---------        ---------        ---------
             TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                         92,074          (75,896)         132,990
                                                                       =========        =========        =========

             TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                $ 656,323        $ 623,950        $ 699,718
                                                                       =========        =========        =========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                     - 1 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
          (dollars in thousands, except share data and per share data)

                                                     SIX MONTHS ENDED                 THREE MONTHS ENDED            YEAR ENDED
                                                         JUNE 30,                          JUNE 30,                DECEMDER 31,
                                                --------------------------        --------------------------        ---------
                                                   2007             2006             2007             2006            2006
                                                ---------        ---------        ---------        ---------        ---------
                                                       (UNAUDITED)                        (UNAUDITED)
                                                --------------------------        --------------------------

REVENUES                                        $ 112,666        $  80,430        $  57,062        $  44,555        $ 187,438

COST OF SALES                                     142,878          126,422           71,384           65,142          267,390
                                                ---------        ---------        ---------        ---------        ---------

       GROSS LOSS                                 (30,212)         (45,992)         (14,322)         (20,587)         (79,952)
                                                ---------        ---------        ---------        ---------        ---------

OPERATING COSTS AND EXPENSES

    RESEARCH AND DEVELOPMENT                        6,952            6,928            3,355            3,574           14,984
    MARKETING, GENERAL AND ADMINISTRATIVE          15,176           10,798            7,351            5,474           24,512
                                                ---------        ---------        ---------        ---------        ---------

                                                   22,128           17,726           10,706            9,048           39,496
                                                =========        =========        =========        =========        =========

       OPERATING LOSS                             (52,340)         (63,718)         (25,028)         (29,635)        (119,448)

FINANCING EXPENSE, NET                            (19,554)         (25,575)          (9,406)         (14,051)         (48,148)

GAIN ON DEBT RESTRUCTURING                             --               --               --               --           80,071

OTHER INCOME, NET                                      73              591                4               40              597
                                                ---------        ---------        ---------        ---------        ---------

            LOSS FOR THE PERIOD                 $ (71,821)       $ (88,702)       $ (34,430)       $ (43,646)       $ (86,928)
                                                =========        =========        =========        =========        =========

LOSS PER ORDINARY SHARE

    BASIC AND DILLUTED LOSS PER SHARE           $   (0.63)       $   (1.18)       $   (0.28)       $   (0.55)       $   (1.05)
                                                =========        =========        =========        =========        =========

    WEIGHTED AVERAGE NUMBER OF ORDINARY
       SHARES OUTSTANDING - IN THOUSANDS          113,584           75,313          122,014           78,716           82,581
                                                =========        =========        =========        =========        =========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                      - 2 -

                            TOWER SEMICONDUCTOR LTD.
             STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
          (dollars in thousands, except share data and per share data)

                                                                                                                          EQUITY
                                                                                                                         COMPONENT
                                                                                                                            OF
                                                                                                                       CONVERTIBLE
                                                                                                                        DEBENTURES
                                                                                                                           AND
                                                            ORDINARY SHARES             ADDITIONAL                      CUMULATIVE
                                                       ---------------------------       PAID-IN         CAPITAL        STOCK BASED      ACCUMULATED       TREASURY
                                                         SHARES          AMOUNT          CAPITAL          NOTES        COMPENSATION        DEFICIT           STOCK            TOTAL
                                                       -----------     -----------     -----------     -----------     -----------      -------------      ----------      -----------

     BALANCE - JANUARY 1, 2007                         102,052,767     $    24,187     $   564,580     $   176,401     $    23,576      $    (646,682)     $   (9,072)     $   132,990

CHANGES DURING THE SIX-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES AND WARRANTS                         20,922,988           4,973          21,184                                                                              26,157
CONVERSION OF CONVERTIBLE DEBENTURES TO SHARES             498,828             119             475                            (217)                                                377
EMPLOYEE STOCK-BASED COMPENSATION                                                                                            4,341                                               4,341
EXERCISE OF SHARE OPTIONS                                   21,375               4              26                                                                                  30
LOSS FOR THE PERIOD                                                                                                                           (71,821)                         (71,821)
                                                       -----------     -----------     -----------     -----------     -----------      -------------      ----------      -----------
     BALANCE - JUNE 30, 2007 (UNAUDITED)               123,495,958     $    29,283     $   586,265     $   176,401     $    27,700      $    (718,503)     $   (9,072)     $    92,074
                                                       ===========     ===========     ===========     ===========     ===========      =============      ==========      ===========

     BALANCE - JANUARY 1, 2006                          68,232,056          16,548         522,237              --             (26)          (559,754)         (9,072)         (30,067)

CHANGES DURING THE SIX-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES AND WARRANTS                          3,438,076             737           6,353                                                                               7,090
EQUITY COMPONENT OF CONVERTIBLE DEBENTURES                                                                                  26,361                                              26,361
CONVERSION OF CONVERTIBLE DEBENTURES INTO SHARES        14,098,490           3,081          12,295                          (6,535)                                              8,841
EMPLOYEE STOCK-BASED COMPENSATION                                                                                              581                                                 581
LOSS FOR THE PERIOD                                                                                                                           (88,702)                         (88,702)
                                                       -----------     -----------     -----------     -----------     -----------      -------------      ----------      -----------
     BALANCE - JUNE 30, 2006 (UNAUDITED)                85,768,622     $    20,366     $   540,885     $        --     $    20,381      $    (648,456)     $   (9,072)     $   (75,896)
                                                       ===========     ===========     ===========     ===========     ===========      =============      ==========      ===========

     BALANCE - APRIL 1, 2007                           122,182,946          28,965         584,400         176,401          25,218           (684,073)         (9,072)         121,839

CHANGES DURING THE THREE-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES AND WARRANTS                          1,192,443             289           1,746                                                                               2,035
CONVERSION OF CONVERTIBLE DEBENTURES TO SHARES             100,694              25              95                             (47)                                                 73
EMPLOYEE STOCK-BASED COMPENSATION                                                                                            2,529                                               2,529
EXERCISE OF OPTIONS                                         19,875               4              24                                                                                  28
LOSS FOR THE PERIOD                                                                                                                           (34,430)                         (34,430)
                                                       -----------     -----------     -----------     -----------     -----------      -------------      ----------      -----------
     BALANCE - JUNE 30, 2007 (UNAUDITED)               123,495,958     $    29,283     $   586,265     $   176,401     $    27,700      $    (718,503)     $   (9,072)     $    92,074
                                                       ===========     ===========     ===========     ===========     ===========      =============      ==========      ===========

     BALANCE - APRIL 1, 2006                            76,946,189          18,403         531,123              --          19,550           (604,810)         (9,072)         (44,806)

CHANGES DURING THE THREE-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES AND WARRANTS                            724,680             158           2,645                                                                               2,803
EQUITY COMPONENT OF CONVERTIBLE DEBENTURES                                                                                   4,382                                               4,382
CONVERSION OF CONVERTIBLE DEBENTURES INTO SHARES         8,097,753           1,805           7,117                          (3,753)                                              5,169
EMPLOYEE STOCK-BASED COMPENSATION                                                                                              202                                                 202
LOSS FOR THE PERIOD                                                                                                                           (43,646)                         (43,646)
                                                       -----------     -----------     -----------     -----------     -----------      -------------      ----------      -----------
     BALANCE - JUNE 30, 2006 (UNAUDITED)                85,768,622     $    20,366     $   540,885     $        --     $    20,381      $    (648,456)     $   (9,072)     $   (75,896)
                                                       ===========     ===========     ===========     ===========     ===========      =============      ==========      ===========

     BALANCE - JANUARY 1, 2006                          68,232,056     $    16,548     $   522,237     $        --     $       (26)     $    (559,754)     $   (9,072)     $   (30,067)

CHANGES DURING 2006 :

ISSUANCE OF SHARES AND WARRANTS                         16,729,145           3,860          23,038                                                                              26,898
EQUITY COMPONENT OF CONVERTIBLE DEBENTURES                                                                                  27,997                                              27,997
CONVERSION OF CONVERTIBLE DEBENTURES TO SHARES          16,734,316           3,696          14,681                          (7,758)                                             10,619
EMPLOYEE STOCK-BASED COMPENSATION                                                                                            3,363                                               3,363
EXERCISE OF OPTIONS                                          7,250               2               9                                                                                  11
EXERCISE OF WARRANTS                                       350,000              81             469                                                                                 550
Stock-based compensation related to
   THE FACILITY AGREEMENT WITH THE BANKS                                                     4,146                                                                               4,146
CAPITAL NOTES                                                                                              176,401                                                             176,401
LOSS FOR THE YEAR                                                                                                                             (86,928)                         (86,928)
                                                       -----------     -----------     -----------     -----------     -----------      -------------      ----------      -----------
     BALANCE - DECEMBER 31, 2006                       102,052,767     $    24,187     $   564,580     $   176,401     $    23,576      $    (646,682)     $   (9,072)     $   132,990
                                                       ===========     ===========     ===========     ===========     ===========      =============      ==========      ===========

SEE NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS.

                                     - 3 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
          (dollars in thousands, except share data and per share data)

                                                                                  SIX MONTHS ENDED              THREE MONTHS ENDED        YEAR ENDED
                                                                                       JUNE 30,                      JUNE 30,             DECEMBER 31,
                                                                               ------------------------      ------------------------      ---------
                                                                                  2007           2006           2007           2006           2006
                                                                               ---------      ---------      ---------      ---------      ---------
                                                                                      (UNAUDITED)                   (UNAUDITED)
                                                                               ------------------------      ------------------------

CASH FLOWS - OPERATING ACTIVITIES
   LOSS FOR THE PERIOD                                                         $ (71,821)     $ (88,702)     $ (34,430)     $ (43,646)     $ (86,928)
   Adjustments to reconcile loss for the period
     TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:
       INCOME AND EXPENSE ITEMS NOT INVOLVING CASH FLOWS:
         DEPRECIATION AND AMORTIZATION                                            82,330         82,591         39,468         41,253        170,816
         EFFECT OF INDEXATION AND TRANSLATION ON CONVERTIBLE DEBENTURES              178          1,096         (1,003)         1,353          2,569
         OTHER INCOME, NET                                                           (73)          (591)            (4)           (40)          (597)
         GAIN ON DEBT RESTRUCTURING                                                   --             --             --             --        (80,071)
       CHANGES IN ASSETS AND LIABILITIES:
         INCREASE IN TRADE ACCOUNTS RECEIVABLE                                   (13,978)        (4,850)        (9,349)        (2,744)       (14,722)
         DECREASE (INCREASE) IN OTHER RECEIVABLES AND OTHER CURRENT ASSETS         1,376         (1,856)         1,252         (1,379)        (2,662)
         DECREASE (INCREASE) IN INVENTORIES                                       (2,928)        (8,923)           554         (5,155)       (14,064)
         INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE                            17,119          2,481          7,719          1,673         (4,734)
         INCREASE (DECREASE) IN OTHER CURRENT LIABILITIES                         (1,093)         2,113            305          2,292          6,551
         DECREASE IN OTHER LONG-TERM LIABILITIES                                    (778)        (1,679)          (257)          (473)        (3,285)
                                                                               ---------      ---------      ---------      ---------      ---------
                                                                                  10,332        (18,320)         4,255         (6,866)       (27,127)
         DECREASE IN LONG-TERM CUSTOMERS' ADVANCES, NET                             (922)          (814)          (394)          (399)        (2,306)
                                                                               ---------      ---------      ---------      ---------      ---------
           NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                     9,410        (19,134)         3,861         (7,265)       (29,433)
                                                                               ---------      ---------      ---------      ---------      ---------

CASH FLOWS - INVESTING ACTIVITIES
   DECREASE IN DESIGNATED CASH, SHORT-TERM AND LONG-TERM
      INTEREST-BEARING DEPOSITS, NET                                                  --         28,752             --         12,217         31,661
   INVESTMENTS IN PROPERTY AND EQUIPMENT                                         (49,788)       (32,687)       (25,952)       (16,021)      (161,187)
   INVESTMENT GRANTS RECEIVED                                                      1,437          3,298          1,437          2,426          5,219
   PROCEEDS RELATED TO SALE AND DISPOSAL OF PROPERTY AND EQUIPMENT                    89            591             20             40            600
   INVESTMENTS IN OTHER ASSETS                                                      (911)        (3,619)            --           (112)        (5,074)
   DECREASE (INCREASE) IN SHORT-TERM INTEREST-BEARING DEPOSITS                     1,230             --          5,000             --         (1,230)
                                                                               ---------      ---------      ---------      ---------      ---------
           NET CASH USED IN INVESTING ACTIVITIES                                 (47,943)        (3,665)       (19,495)        (1,450)      (130,011)
                                                                               ---------      ---------      ---------      ---------      ---------

CASH FLOWS - FINANCING ACTIVITIES
   PROCEEDS FROM ISSUANCE OF CONVERTIBLE DEBENTURES, NET                              --         21,929             --           (274)        58,766
   PROCEEDS FROM LONG-TERM DEBT                                                       --          8,590             --             --         18,295
   PROCEEDS FROM ISSUANCE OF ORDINARY SHARES AND WARRANTS, NET                    26,604             --         (2,263)            --         20,673
   PROCEEDS ON ACCOUNT OF A WARRANT                                                   --             --             --             --            550
   PROCEEDS ON ACCOUNT OF SHARE CAPITAL                                               --             --             --             --        100,000
   REPAYMENT OF CONVERTIBLE DEBEBNTURE                                            (7,088)        (6,476)            --             --         (6,476)
   PROCEEDS FROM EXERCISE OF SHARE OPTIONS                                            30             --             28             --              9
                                                                               ---------      ---------      ---------      ---------      ---------
           NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                    19,546         24,043         (2,235)          (274)       191,817
                                                                               =========      =========      =========      =========      =========

       INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                          (18,987)         1,244        (17,869)        (8,989)        32,373
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                                   39,710          7,337         38,592         17,570          7,337
                                                                               ---------      ---------      ---------      ---------      ---------

       CASH AND CASH EQUIVALENTS - END OF PERIOD                               $  20,723      $   8,581      $  20,723      $   8,581      $  39,710
                                                                               =========      =========      =========      =========      =========

NON-CASH ACTIVITIES
   INVESTMENTS IN PROPERTY AND EQUIPMENT                                       $   9,943      $   6,390      $   7,600      $   3,949      $  42,575
                                                                               =========      =========      =========      =========      =========
   STOCK-BASED COMPENSATION RELATED TO
     THE FACILITY AGREEMENT WITH THE BANKS                                     $      --      $      --      $      --      $      --      $   4,146
                                                                               =========      =========      =========      =========      =========
   INVESTMENTS IN OTHER ASSETS                                                 $      --      $      --      $      --      $      --      $     433
                                                                               =========      =========      =========      =========      =========
   CONVERSION OF LONG-TERM CUSTOMERS' ADVANCES
     TO SHARE CAPITAL                                                          $   3,705      $   5,287      $   2,039      $   1,000      $   7,621
                                                                               =========      =========      =========      =========      =========
   PROCEEDS RECEIVABLES RELATED PUBLIC OFFERING                                $      --      $  31,479      $      --      $  31,479      $      --
                                                                               =========      =========      =========      =========      =========
   CONVERSION OF CONVERTIBLE DEBENTURES TO SHARE CAPITAL                       $     377      $   8,841      $      73      $   5,169      $  10,619
                                                                               =========      =========      =========      =========      =========
   CONVERSION OF LONG TERM DEBT TO CAPITAL NOTES                               $      --      $      --      $      --      $      --      $  76,401
                                                                               =========      =========      =========      =========      =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
   CASH PAID DURING THE PERIOD FOR INTEREST                                    $  13,376      $  20,792      $   6,155      $  10,246      $  35,008
                                                                               =========      =========      =========      =========      =========
   CASH PAID DURING THE PERIOD FOR INCOME TAXES                                $      25      $      56      $      21      $      42      $     134
                                                                               =========      =========      =========      =========      =========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                      - 4 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2007
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL

     A.   BASIS FOR PRESENTATION

          (1)  The unaudited condensed interim consolidated financial statements as of June 30, 2007 and for the six months and three months then ended ("interim financial statements") of Tower Semiconductor
               Ltd. and subsidiary ("the Company") should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2006 and for the year then ended, including the notes thereto. In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of the date and for the interim periods presented. The results of operations for the interim periods are not necessarily
               indicative of the results to be expected on a full-year basis.

          (2)  The interim financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in Israel
               ("Israeli GAAP"). The interim financial statements differ in certain respects from GAAP in the United States of America ("U.S.
               GAAP"), as indicated in Note 4. The accounting principles applied in the preparation of these interim financial statements are consistent with those principles applied in the preparation of the most recent annual audited financial statements, except for the accounting principles detailed in paragraph 3 below.

          (3)  RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING
               STANDARDS BOARD

               A.   ACCOUNTING STANDARD NO. 29 "ADOPTION OF INTERNATIONAL
                    FINANCIAL REPORTING STANDARDS"

                    In July 2006, the Israeli Accounting Standards Board
                    published Accounting Standard No. 29 - "Adoption of
                    International Financial Reporting Standards" - IFRS ("the
                    Standard"). According to the Standard, an entity subject to the Israeli Securities Law and authoritative regulations
                    thereunder (including dual listed companies), excluding
                    foreign corporations, that do not prepare their financial
                    statements in accordance with Israeli GAAP, as defined by
                    the Israeli Securities Law will be required to prepare
                    financial statements in accordance with the IFRS and related interpretations published by the International Accounting
                    Standards Board, for the reporting periods commencing
                    January 1, 2008, including interim periods.

                                     - 5 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2007
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (CONT.)

     A.   BASIS FOR PRESENTATION (CONT.)

          (3)  RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING
               STANDARDS BOARD (CONT.)

               A.   ACCOUNTING STANDARD NO. 29 "ADOPTION OF INTERNATIONAL
                    FINANCIAL REPORTING STANDARDS" (CONT.)

                    An entity adopting IFRS as of January 1, 2008 and electing to report comparative figures in accordance with the IFRS
                    for only 2007, will be required, commencing in 2008, to
                    prepare opening balance-sheet amounts as of January 1, 2007 based on the IFRS. Reporting in accordance with the IFRS
                    will be carried out based on the provisions of IFRS No. 1,
                    "First-time Adoption of IFRS Standards", which establishes guidance on implementing and transitioning from financial
                    reporting based on domestic national accounting standards to reporting in accordance with IFRS. IFRS No. 1 supersedes the transitional provisions established in other IFRSs
                    (including those established in former domestic national
                    accounting standards), stating that all IFRSs should be
                    adopted retroactively for the opening balance-sheet amounts.
                    Nevertheless, IFRS No. 1 grants exemptions on certain issues by allowing the alternative of not applying the retroactive application in respect thereof.

                    The Company is in the process of examining the effect of the transition to IFRS on the Company's financial position and results of operations.

               B.   ACCOUNTING STANDARD NO. 26 "INVENTORY"

                    In August 2006 the Israeli Accounting Standards Board
                    published Accounting Standard No. 26 - "Inventory" ("the
                    Standard"), which outlines the accounting treatment for
                    inventory. The Standard applies to all types of inventory, other than buildings earmarked for sale and addressed by
                    Accounting Standard No.2 ("Construction of Buildings for
                    Sale"), inventory of work in progress stemming from
                    performance contracts, addressed by Accounting Standard No.4
                    ("Work Based on Performance Contract"), financial
                    instruments and biological assets relating to agricultural activity and agricultural production during harvest.

                    The Standard applies to financial statements covering
                    periods beginning January 1, 2007 and onwards and should be implemented retroactively. The Standard did not affect the
                    Company's financial position, results of operations and cash flows.

                                     - 6 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2007
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (CONT.)

     A.   BASIS FOR PRESENTATION (CONT.)

          (3)  RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING
               STANDARDS BOARD (CONT.)

               C.   ACCOUNTING STANDARD NO. 27 "FIXED ASSETS"

                    In September 2006 the Israeli Accounting Standards Board
                    published Accounting Standard No. 27 ("the Standard"), which establishes the accounting treatment for fixed assets,
                    including recognition of assets, determination of their book value, related depreciation, losses from impairment as well as the disclosure required in the financial statements. The
                    Standard states that a fixed-asset item will be measured at the initial recognition date at cost. The cost should also include the initial estimate of costs required to dismantle and remove the item.

                    Following the initial recognition, the Standard permits the entity to implement in its accounting policy the measurement of the fixed assets by the cost method or by revaluation so long as this policy is implemented in regard to all the
                    items in that group.

                    Under the cost method, an item will be presented at cost
                    less accumulated depreciation net book value, less
                    accumulated impairment losses.

                    Under the revaluation method, an item whose fair value can be measured reliably will be presented at its estimated
                    amount, which equals its fair value at the revaluation date, net of depreciation accumulated subsequently and less
                    accumulated impairment losses. A resulting increase in an
                    asset's value due to the revaluation should be allocated
                    directly to shareholders' equity ("revaluation reserve").

                    The Standard applies to financial statements covering
                    periods beginning January 1, 2007 and onwards and is
                    implemented retroactively. The Standard did not affect the
                    Company's financial position or results of operations,
                    except for reclassification in the balance sheet and cash
                    flows report of spare parts from inventory to fixed assets.

                    In April 2007 the Israeli Accounting Standard Board
                    published Standard No. 28 that amends Standard No. 27 to
                    allow, at transition, the exemptions allowed under IFRS 1
                    regarding fixed assets.

                                     - 7 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2007
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (CONT.)

     A.   BASIS FOR PRESENTATION (CONT.)

          (3)  RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING
               STANDARDS BOARD (CONT.)

               D.   ACCOUNTING STANDARD NO. 23, "ACCOUNTING FOR TRANSACTIONS
                    BETWEEN AN ENTITY AND A CONTROLLING PARTY"

                    In December 2006 the Israeli Accounting Standards Board
                    published Accounting Standard No. 23, "Accounting for
                    Transactions between an Entity and a controlling party"
                    ("the Standard"). The Standard applies to entities subject to the Israeli Securities Law-1968. The Standard establishes the requirements for accounting for transactions between an entity and its controlling party which involve the
                    disposition of an asset, the taking on of a liability,
                    reimbursement or debt concession, and the receiving of
                    loans. The Standard does not apply to business combinations under common control. The Standard stipulates that
                    transactions between an entity and a controlling party will be measured based on fair value; transactions which in
                    nature are owner investments should be reported directly in equity and not be recognized in the controlled entity's
                    profit and loss; the differences between the consideration set in transactions between an entity and a controlling
                    party and their fair value will be allocated directly to
                    equity; and current and deferred taxes pertaining to the
                    items allocated to equity due to transactions with
                    controlling parties will be allocated directly to equity as well.

                    The Standard applies to transactions between an entity and a controlling party taking place subsequent to January 1, 2007 and for loans granted from or given to a controlling party prior to the Standard's coming into effect, starting on the
                    Standard's effective date. The Standard did not affect the
                    Company's financial position, results of operations and cash flows.

               E.   ACCOUNTING STANDARD NO. 30 - "INTANGIBLE ASSETS"

                    In March 2007, the Israeli Accounting Standards Board
                    published Accounting Standard No. 30, "Intangible Assets"
                    ("the Standard"), which sets the accounting treatment for
                    intangible assets that are not covered by any other
                    standard, as well as the disclosure requirements in the
                    financial statements for the entity's intangible assets.

                                     - 8 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2007
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (CONT.)

     A.   BASIS FOR PRESENTATION (CONT.)

          (3)  RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING
               STANDARDS BOARD (CONT.)

               E.   ACCOUNTING STANDARD NO. 30 - "INTANGIBLE ASSETS" (CONT.)

                    According to the Standard:

                    An intangible asset shall be measured initially at cost.

                    Expenditures arising from research (or from the research
                    phase of an internal project) shall not be recognized as an asset and should be expensed when incurred. An intangible
                    asset arising from development (or from the development
                    phase of an internal project) shall be recognized if, and
                    only if, the criteria for recognition as an intangible asset in the Standard are met. Expenditure on an intangible item that was not recognized initially, shall not be recognized as part of the cost of an intangible asset at a later date.

                    After initial recognition, an entity may choose to measure an intangible asset at its cost less any accumulated
                    amortization and any accumulated impairment losses, or for an intangible asset that has an active market, as defined in the Standard, the intangible asset may be carried at a
                    revalued amount, being its fair value at the date of the
                    revaluation less any subsequent accumulated amortization and any subsequent accumulated impairment losses. An entity
                    shall assess whether the useful life of an intangible asset is finite or indefinite. The amortization of an intangible asset with a finite useful life shall be over its useful
                    life using a systematic basis. An intangible asset with an indefinite useful life shall not be amortized. Instead, an entity is required to test an intangible asset with an
                    indefinite useful life for impairment by comparing its
                    recoverable amount with its carrying amount annually, or
                    whenever there is an indication that the intangible asset
                    may be impaired.

                    This Standard shall apply to financial statements for annual periods beginning on or after January 1, 2007. The Standard did not affect the Company's financial position, results of operations and cash flows.

          (4)  Certain amounts in prior years' financial statements have been reclassified in order to conform to 2007 presentation.

                                     - 9 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2007
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (CONT.)

     A.   BASIS FOR PRESENTATION (CONT.)

          (5)  During the second quarter of 2007, the Company reassessed the estimated useful lives of its machinery and equipment and as a result, with effect from April 1, 2007, machinery and equipment is to be depreciated over estimated useful lives of 7 years rather than 5 years prior to such date. The change reflects the
               Company's best estimate of the useful lives of it equipment and was also based on experience accumulated from Fab 1 and on recent trends in industry practices. The Company believes that the change better reflects the economics associated with the
               ownership of the equipment. This change has been accounted for as a change in estimate and was applied prospectively.

     B.   ESTABLISHMENT AND OPERATIONS OF NEW FABRICATION FACILITY ("FAB 2")

          In 2001, the Company's Board of Directors approved the establishment of the Company's second wafer fabrication facility in Israel ("Fab
          2"). In Fab 2, the Company manufactures semiconductor integrated circuits on silicon wafers in geometries of 0.18 to 0.13 micron on
          200-millimeter wafers. In connection with the establishment, equipping and financing of Fab 2, the Company has entered into several related agreements and other arrangements and since 2001 has completed public and private financing transactions. For additional information, see
          Note 11A to the 2006 audited consolidated financial statements.

          The Fab 2 project is a complex undertaking, which entails substantial risks and uncertainties.

          For further details concerning the Fab 2 project and related agreements, some of which were amended several times, see Note 11A to the 2006 audited consolidated financial statements.

     C.   FINANCING OF THE COMPANY'S ONGOING OPERATIONS

          In recent years, the Company has experienced significant recurring losses, recurring negative cash flows from operating activities and an increasing accumulated deficit. The Company is working in various ways to mitigate its financial difficulties and among them are the following:

          Since the second half of 2005, the Company increased its customer base, mainly in Fab 2, modified its organizational structure to better address its customers and its market positioning, increased its sales and its EBITDA, reduced its losses, increased its capacity level and utilization rates, raised funds totaling approximately $238,000 in gross proceeds, excluding the amounts described in Note 3B below (see
          Note 3 below and Notes 12C(2), 12I, 12J, and 12K to the 2006 audited consolidated financial statements) and restructured its bank debt (see
          Note 11A(6) to the 2006 audited consolidated financial statements).

                                     - 10 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2007
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (CONT.)

     C.   FINANCING OF THE COMPANY'S ONGOING OPERATIONS (CONT.)

          In March 2006, the board of directors of the Company approved a plan to ramp up Fab 2's capacity to approximately 24,000 wafers per month in order to help meet customer needs and product qualification needs, based on the Company's customer pipeline and reinforced by forecasted market conditions. As of June 30, 2007, the Company is in advanced stages of the Fab 2 ramp-up plan.

          For details regarding the financing efforts of the ramp-up plan, including the definitive amendment to the Company's facility agreement with two leading Israeli banks ("Banks") for the restructuring of its debt and the securities purchase agreement with Israel Corporation
          Ltd. ("TIC") according to which TIC invested $100,000 in the Company, which both closed in September 2006, see Notes 11A(6) and 11A(4) to the 2006 audited consolidated financial statements.

          Further, the Company continues to examine alternatives for additional funding sources in order to further ramp-up the equipping of Fab2, including those described in Notes 3B and 3C below.

NOTE 2 - INVENTORIES

     Inventories consist of the following (*):

                            June 30,            December 31,
                      ---------------------       -------
                        2007          2006          2006
                      -------       -------       -------
                           (unaudited)

Raw materials         $12,461       $ 8,287       $11,234
Work in process        24,573        19,956        22,884
Finished goods            657         1,380           645
                      -------       -------       -------
                      $37,691       $29,623       $34,763
                      =======       =======       =======

     (*)  Net of aggregate write downs to net realizable value of $1,989, $3,183 and $6,707 as of June 30, 2007, June 30, 2006 and December 31, 2006,
          respectively.

                                     - 11 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2007
          (dollars in thousands, except share data and per share data)

NOTE 3 - RECENT DEVELOPMENTS

     A.   MARCH 2007 PRIVATE PLACEMENT IN THE US - In March 2007, the Company
          completed a private placement of its securities in which it sold ordinary shares and warrants for the purchase of ordinary shares, raising a total of approximately $29,000 in gross proceeds. In the private placement, the Company issued approximately 18.8 million shares, warrants exercisable into approximately 9.4 million shares at an exercise price of $2.04 (subject to possible adjustments under certain circumstances), exercisable until March 15, 2012 ("Series I
          Warrants"), and short-term warrants exercisable into approximately
          18.8 million shares at an exercise price of $1.70, which was identical to the closing price of the Company's Ordinary Shares on the NASDAQ on the trading day immediately prior to the closing of the private placement ("Series II Warrants"), exercisable until December 31, 2007.
          Subject to certain conditions, the Company can compel the exercise of the Series II Warrants if during any 20 out of 30 consecutive trading days the closing price of the Company's shares on NASDAQ exceeds
          $2.12.

          In accordance with Standard No. 22 of Israeli GAAP, Series I Warrants have been initially classified as a liability and subsequently marked to market through profit and loss.

          See Note 4F for disclosure of the accounting treatment in accordance with U.S. GAAP.

     B.   JUNE 2007 LONG-TERM BONDS FUND-RAISING IN ISRAEL - In June 2007, in a
          private placement with Israeli institutions of long-term convertible and non-convertible bonds and warrants, the Company received orders totaling a gross amount of approximately $40,000. In the funding, 342 units were sold, each comprised of: (i) long-term
          non-convertible-bonds, repayable in six equal annual installments between the dates of December 2011 and December 2016, with a face amount of NIS 250,000 (approximately $59.7) and carrying an annual interest rate of 8 percent; (ii) long-term convertible-bonds repayable in December 2012 with a 17.2 NIS conversion price (approximately
          $4.11) with a face amount of NIS 262,500 (approximately $62.7), carrying an annual interest of 8 percent, and (iii) 5,800 warrants, each exercisable for four years, for one Tower ordinary share at a price of $2.04 (approximately 8.54 NIS). The bonds are linked to the
          Israeli Consumer Price Index (CPI) and were issued at 95.5% of par value. The conversion and exercise prices are subject to reduction in certain limited circumstances. All figures in dollars are presented herein for convenience only, based on the exchange rate prevailing at the time of the private placement. Under Israeli securities laws, the securities were subject to a statutory lock-up. The Company undertook to file a prospectus with the Israel Securities Authority to allow for the unrestricted trade of the securities. The funds raised were held in escrow to be released to the Company if the prospectus is declared effective by the Israel Securities Authority within 90 days from the date of the offering.

                                     - 12 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2007
          (dollars in thousands, except share data and per share data)

NOTE 3 - RECENT DEVELOPMENTS (CONT.)

     B.   JUNE 2007 LONG-TERM BONDS FUND-RAISING IN ISRAEL (CONT.)

          In the event the prospectus was not declared effective by the Israel
          Securities Authority within such period, the investors would have had the option to receive back their investment.

          As of June 30, 2007, the proceeds were in escrow, and the Company was not entitled to receive them, and as such, the proceeds are not recorded in the Company's balance sheet as cash or deposit or accounts receivable balances as of June 30, 2007, and likewise, no obligation to make repayment on account of the convertible and non-convertible bonds was recorded by the Company in its balance sheet as long-term liabilities as of June 30, 2007. In July 2007, the Company's prospectus was declared effective by the Israel Securities Authority and as such the securities issued in the private placement are no longer subject to the statutory lock-up and in August 2007 the proceeds raised were released to the Company. The prospectus also contemplated a public offering of the same securities issued in the
          June 2007 private placement. The timing of and the amount and offering prices of such securities has yet to be determined.

     C.   JULY 2007 LETTERS OF INTENT ("LOIS") - In July 2007, the Company
          concluded the signatures of LOIs with its lender banks, Bank Leumi and
          Bank Hapoalim, and with Israel Corporation, a major shareholder, to provide credit lines totaling up to $60,000, in order to secure the funding of equipment required for a ramp up plan the Company is considering to execute for Fab 2. Loans to be borrowed, if at all, under the credit lines will bear interest at an annual rate of LIBOR plus 3% and will be repayable by no later than March 2010. The LOIs are subject to the signing and closing of definitive agreements and the receipt of corporate approvals. They also contemplate that the
          Company will pay the banks and TIC customary fees, including issuing warrants for an aggregate amount of approximately 1.5% of the
          Company's fully diluted share capital with an exercise price of $2.04.

                                     - 13 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2007
          (dollars in thousands, except share data and per share data)

NOTE 4 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP

     With regard to the Company's interim financial statements, the material differences between GAAP in Israel and in the U.S. relate to the following.
     See Note 4(I) below for the presentation of the Company's unaudited balance sheet as of June 30, 2007 in accordance with U.S. GAAP.

     A.   RECENT ACCOUNTING PRONOUNCEMENTS BY THE FASB

          SFAS NO. 157, "FAIR VALUE MEASUREMENTS"

          In September 2006, the FASB issued SFAS No. 157, "Fair Value
          Measurements" (SFAS No. 157). The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value, and enhance disclosures about fair value measurements.

          The Company decided to early adopt the provisions of SFAS No. 157 effective January 1, 2007, concurrent with the adoption of FASB 159
          "The Fair Value Option for Financial Assets and Financial Liabilities"
          (SFAS No. 159) see H below.

          Fair Value Measurements on earnings as of June 30, 2007:

                       Significant
                       Unobservable
                          Inputs
                         --------

Derivatives              $ 20,342
Facility Agreement        358,904
                         --------

Total                    $379,246
                         ========

          Fair Value Measurements Using Significant Unobservable Inputs:

                                                Facility
                                Derivatives     Agreement       Total
                                 --------       --------       --------

Beginning balance                $ 11,264        357,108        368,372
Unrealized gains or losses
included in earnings                9,078          1,796         10,874
                                 --------       --------       --------
Ending balance                   $ 20,342       $358,904       $379,246
                                 ========       ========       ========

                                     - 14 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2007
          (dollars in thousands, except share data and per share data)

NOTE 4 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT.)

     A.   RECENT ACCOUNTING PRONOUNCEMENTS BY THE FASB (CONT.)

          SFAS NO. 159, "THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND
          FINANCIAL LIABILITIES"

          In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS
          No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for the Company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. The Company decided to early adopt the provisions of SFAS No. 159 effective January 1,
          2007, and elected to carry at fair value the Facility agreement, see H below.

          FIN NO. 48. ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

          On July 13, 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement
          No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires recognition in the financial statements of the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Measurement of a tax position that meets the more-likely-than-not recognition threshold shall consider the amounts and probabilities of the outcomes that could be realized upon ultimate settlement using the facts, circumstances, and information available at the reporting date.

          The provisions of FIN 48 are effective for the 2007 fiscal year with the cumulative effect of the change in accounting principles recorded as an adjustment to the opening balance of retained earnings. FIN 48 did not have a material effect on the financial condition results of operations, of the Company.

     B.   PRESENTATION OF NET LONG-TERM LIABILITIES IN RESPECT OF EMPLOYEE
          SEVERANCE PAY

          Under U.S. GAAP, assets and liabilities relating to severance arrangements are to be presented separately and are not to be offset, while according to Israeli GAAP such an offset is required.
          Accordingly, as of June 30, 2007, an amount of $12,849 was reclassified from other long-term liabilities as long-term investments.

                                     - 15 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2007
          (dollars in thousands, except share data and per share data)

NOTE 4 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT.)

     C.   HEDGING ACTIVITIES IN ACCORDANCE WITH U.S. GAAP (SFAS 133)

          Complying with SFAS 133 as amended and the related interpretations thereon as they apply to the Company's hedging transactions, as of
          June 30, 2007, such transactions would have resulted in: an increase in other long-term investments in the amount of $1,743; an accumulated other comprehensive income component of equity balance as of June 30,
          2007 in the amount of $414 (as of December 31, 2006, an accumulated other comprehensive loss component of equity balance in the amount of
          $203) ; and in a decrease of $1,329 in property and equipment, net as of June 30, 2007.

     D.   ISSUANCE OF CONVERTIBLE DEBENTURES

          Under Accounting Principles Board Opinion No. 14 ("APB 14"), the
          proceeds from the sale of the securities in the Company's January 2002
          Israeli public offering are to be allocated to each of the securities issued based on their relative fair value, while according to Israeli
          GAAP such treatment was not required. Complying with APB 14, based on the average market value of each of the components issued in the first three days following their issuance (in January 2002), would have resulted in an increase in shareholders' equity as of the issuance date in the amount of $2,363 (net of $196 related issuance expenses), and a decrease in convertible debentures as of such date in the amount of $2,559. The additional accumulated effect of amortization of the discount on the convertible debentures under U.S. GAAP as of June 30,
          2007 would have been $780. Commencing with the adoption of Standard
          No. 22 in January 2006, allocation of proceeds in a unit, to its components, is based on relative fair values under Israeli GAAP as well as under US GAAP.

          Under US GAAP, convertible debentures have to be evaluated to determine if they contain embedded derivative that warrant bifurcation. Conversion features embedded in convertible debentures will need to be evaluated as to whether they can be classified as equity based on the criteria established in EITF Issues 00-19 and
          05-2. The Company evaluated the conversion features embedded in its debentures (i.e., sale of convertible debentures in 2002 - "2002 debentures", sale of convertible debentures in 2005 - "2005 debentures" and sale of convertible debentures in 2006 - "2006 debentures") and concluded that the conversion feature embedded in the
          2005 and 2006 debentures warrant bifurcation while the conversion feature embedded in the 2002 debentures need not be separated.

          2002 DEBENTURES:

          Under US GAAP, the equity component, in the amount of $1,681, classified in equity under Israeli GAAP should have not been separated and was required to be included as part of the carrying amount of the debentures.

                                     - 16 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2007
          (dollars in thousands, except share data and per share data)

NOTE 4 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT.)

     D.   ISSUANCE OF CONVERTIBLE DEBENTURES (CONT.)

          2005 AND 2006 DEBENTURES:

          Under US GAAP, the equity component of the 2005 and 2006 debentures, in the amounts of $12,312 and $6,030 respectively, as of June 30,
          2007, classified as equity under Israeli GAAP were reclassified to liabilities and the conversion features were bifurcated from the debt host and marked to market through earnings. The initial amount allocated to the bifurcated conversion features were determined using the "with and without" method based on the fair value of the embedded derivative prescribed in DIG Issue B6.

          All the above would have resulted, as of June 30, 2007, mainly in a decrease in convertible debentures in the amount of $5,987; an increase in the shareholder's equity in the amount of $6,723; and an increase in other assets in the amount of $736. The Company's loss for the six month period ended June 30, 2007 would have increased in the amounts of $1,156.

     E.   ISSUED WARRANTS PRESENTATION

          Under U.S. GAAP the Company's series 5 warrants were initially recorded as liability due to the ratchet provision included in them.
          Upon the effective date of the prospectus filed in Israel registering such warrants, the ratchet expired and the series 5 warrants were eligible for equity classification based on the criteria in EITF
          00-19.

          Complying with the above would have resulted as of June 30, 2007 mainly in a decrease in other long term liabilities and an increase in shareholder's equity in the amount of $1,817. The Company's loss for the six month period ended June 30, 2007 would have increased in the amount of $1,271.

     F.   MARCH 2007 PRIVATE PLACEMENT OF ORDINARY SHARES AND WARRANTS

          Under US GAAP all components in the private placement should be classified in equity. As of June 30, 2007 this difference will result in a decrease in liabilities and increase in shareholders equity in the amount of $3,074. The Company's loss for the six month period ended June 30, 2007 would have increased in the amount of $796.

     G.   EMPLOYEE STOCK BASED COMPENSATION

          The Company adopted, effective January 1, 2006, SFAS 123R according to which the compensation expense related to employee and directors share option awards would have resulted in an increase in the compensations expenses for the six month period ending June 30, 2007 in the amount of $618. The Company elected the modified prospective method as its transition method. The adoption of SFAS 123R for US GAAP along with the adoption of Standard no. 24 for Israeli GAAP, decreased the potential differences between US GAAP and Israeli GAAP as it related to stock based compensation.

                                     - 17 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2007
          (dollars in thousands, except share data and per share data)

NOTE 4 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT.)

     H.   FACILITY AGREEMENT

          Under US GAAP the debt modification under the Amendment to the
          Company's facility agreement, which closed in September 2006, is considered troubled debt restructuring within the scope of FASB No. 15
          ACCOUNTING BY DEBTORS AND CREDITORS FOR TROUBLED DEBT RESTRUCTURINGS
          which requires the following: (i) the amount considered settled for shares and classified in equity is based on the price per share as quoted at the closing date; (ii) the remaining balance after deduction of the amount used as proceeds for the share issuance in (i) above, will remain outstanding ; (iii) a new, lower effective interest rate will be calculated as the interest rate that equates future payments to the outstanding balance; and (iv) no gains or losses are recognized in the current period.

          During the first quarter of 2007 the Company decided to early adopt the provisions of SFAS No. 159 THE FAIR VALUE OPTION FOR FINANCIAL
          ASSETS AND FINANCIAL LIABILITIES. As required by the standard the
          Company also adopted the provisions of FASB 157 FAIR VALUE
          Measurements. The adoption of the standard is effective January 1,
          2007. According to the standard the Company can choose to carry at fair value eligible items as defined in the standard, from the date of early adoption and accordingly the Company decided to apply the fair value option to the Facility agreement.

          The effect of applying the fair value option to the facility agreement as of the January 1, 2007 was $65,207 which has been recorded as a cumulative effect adjustment to retained earnings (no tax effects have been recorded). The carrying amount of the facility agreement prior to the adoption was $432,430 and immediately after was $367,223. The
          Company reasoned it election of the fair value option for the facility agreement on the fact that the application of FASB 15 to the facility agreement did not reflect the economic benefits that has been achieved with the consummation of the facility agreement and that the application of the fair value reflect such benefits in more economic way. Also the adoption of the fair value option will decrease the GAAP difference that currently exist between Israeli GAAP and IFRS vs. the
          US GAAP.

                                     - 18 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2007
          (dollars in thousands, except share data and per share data)

NOTE 4 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT.)

     H.   FACILITY AGREEMENT (CONT.)

          Under US GAAP the debt modification under the Amendment is considered to include an embedded derivative that should be separately accounted for. The Company considered the obligation to issue shares as agreed with the Banks and determined that it contains two components (i) a contingent component and (ii) an uncontingent component. The contingent component is the obligation to issue shares equal to half of the amount of the Decreased Amount if the Fourth Quarter 2010 Price
          is less than $3.49. The uncontingent component is the obligation to issue shares equal to half of the Decreased Amount regardless of the
          Fourth Quarter 2010 Price. The Company accounted for the uncontingent component as an additional interest expense and calculated the effective interest rate to include such expense. The Company treated the uncontingent component as an embedded derivative that needs to be bifurcated and separately accounted for based on fair value. Initial separation of the embedded derivative will be done using the "with and without" method described in DIG Issue B6. Changes in the fair value of the embedded derivative will be included in financing expenses.

          All the above resulted in a decrease of $8,912 in the shareholders equity and an increase of the same amount in the long-term loans from the banks as of June 30, 2007. The decrease in the shareholders equity includes cumulative effect as of December 31, 2006, which decreased the accumulated deficit in the amount of $65,207. The Company's loss for six month period ended June 30, 2007 would have decreased in the amount of $1,364.

                                     - 19 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                     FINANCIAL STATEMENTS AS OF JUNE 30,2007
          (dollars in thousands, except share data and per share data)

NOTE 4 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (Cont.)

     I.   Balance Sheets in accordance with U.S. GAAP

                                                                              AS OF JUNE 30, 2007                AS OF DECEMBER 31, 2006
                                                                     -----------------------------------    -----------------------------------
                                                           U.S.        AS PER                    AS PER      AS PER                AS PER
                                                           GAAP       ISRAELI       ADJUST-       U.S.       ISRAELI      ADJUST-      U.S.
                                                          REMARK        GAAP         MENTS        GAAP         GAAP        MENTS       GAAP
                                                         ---------   ---------    ---------    ---------    ---------    ---------    ---------

A S S E T S

   CURRENT ASSETS
     CASH AND CASH EQUIVALENTS                                       $  20,723                 $  20,723    $  39,710                 $  39,710
     SHORT-TERM INTEREST-BEARING DEPOSITS                                   --                        --        1,230                     1,230
     TRADE ACCOUNTS RECEIVABLE :
      RELATED PARTIES                                                   22,955                    22,955       13,625                    13,625
      OTHERS                                                            22,521                    22,521       17,873                    17,873
     OTHER RECEIVABLES                                                   2,769                     2,769        5,425                     5,425
     INVENTORIES                                                        37,691                    37,691       34,763                    34,763
     OTHER CURRENT ASSETS                                                1,465                     1,465        1,473                     1,473
                                                                     ---------    ---------    ---------    ---------    ---------    ---------
        TOTAL CURRENT ASSETS                                           108,124           --      108,124      114,099           --      114,099
                                                                     ---------    ---------    ---------    ---------    ---------    ---------

   LONG-TERM INVESTMENTS                                    B,C             --       14,592       14,592           --       15,325       15,325
                                                                     ---------    ---------    ---------    ---------    ---------    ---------

   PROPERTY AND EQUIPMENT, NET                               C         507,414       (1,329)     506,085      539,292       (1,745)     537,547
                                                                     ---------    ---------    ---------    ---------    ---------    ---------

   INTANGIBLE ASSETS, NET                                               39,482                    39,482       44,981                    44,981
                                                                     ---------    ---------    ---------    ---------    ---------    ---------

   OTHER ASSETS, NET                                         D           1,303          736        2,039        1,346          834        2,180
                                                                     =========    =========    =========    =========    =========    =========

        TOTAL ASSETS                                                 $ 656,323    $  13,999    $ 670,322    $ 699,718    $  14,414    $ 714,132
                                                                     =========    =========    =========    =========    =========    =========

LIABILITIES AND
SHAREHOLDERS' EQUITY

   CURRENT LIABILITIES
     CURRENT MATURITIES OF CONVERTIBLE DEBENTURES            D           6,611          246        6,857        6,632          270        6,902
     TRADE ACCOUNTS PAYABLE                                             55,922                    55,922       55,128                    55,128
     OTHER CURRENT LIABILITIES                                          20,907                    20,907       22,096                    22,096
                                                                     ---------    ---------    ---------    ---------    ---------    ---------
        TOTAL CURRENT LIABILITIES                                       83,440          246       83,686       83,856          270       84,126

   LONG-TERM DEBT FROM BANKS                                 H         360,689        8,912      369,601      356,947       75,483      432,430

   CONVERTIBLE DEBENTURES                                    D          58,609       (6,233)      52,376       62,175       21,688       83,863

   LONG-TERM CUSTOMERS' ADVANCES                                        42,070                    42,070       46,042                    46,042

   OTHER LONG-TERM LIABILITIES                             B,E,F        19,441        7,958       27,399       17,708       10,447       28,155
                                                                     ---------    ---------    ---------    ---------    ---------    ---------
        TOTAL LIABILITIES                                              564,249       10,883      575,132      566,728      107,888      674,616
                                                                     ---------    ---------    ---------    ---------    ---------    ---------

   SHAREHOLDERS' EQUITY
     ORDINARY SHARES, NIS 1.00 PAR VALUE - AUTHORIZED
      800,000,000, 500,000,000 AND 800,000,000 SHARES,
      RESPECTIVELY; ISSUED 123,495,958, 85,768,622
      AND 102,052,767 SHARES, RESPECTIVELY                              29,283                    29,283       24,187                    24,187
     ADDITIONAL PAID-IN CAPITAL                            D,E,F       586,265       38,834      625,099      564,580        6,404      570,984
     CAPITAL NOTES                                                     176,401                   176,401      176,401                   176,401
     EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
      AND CUMULATIVE STOCK BASED COMPENSATION               D,G         27,700      (17,893)       9,807       23,576      (18,706)       4,870
     ACCUMULATED OTHER COMPREHENSIVE LOSS                    C              --          414          414           --         (203)        (203)
     ACCUMULATED DEFICIT                                 D,E,F,G,H    (718,503)     (18,239)    (736,742)    (646,682)     (80,969)    (727,651)
                                                                     ---------    ---------    ---------    ---------    ---------    ---------
                                                                       101,146        3,116      104,262      142,062      (93,474)      48,588
     TREASURY STOCK, AT COST - 1,300,000 SHARES                         (9,072)          --       (9,072)      (9,072)          --       (9,072)
                                                                     ---------    ---------    ---------    ---------    ---------    ---------
        TOTAL SHAREHOLDERS' EQUITY                                      92,074        3,116       95,190      132,990      (93,474)      39,516
                                                                     =========    =========    =========    =========    =========    =========

        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                   $ 656,323    $  13,999    $ 670,322    $ 699,718    $  14,414    $ 714,132
                                                                     =========    =========    =========    =========    =========    =========

                                     - 20 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2007
          (dollars in thousands, except share data and per share data)

NOTE 4 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT.)

     J.   STATEMENTS OF OPERATIONS IN ACCORDANCE WITH U.S. GAAP

          Complying with FASB No. 159 (H above), SFAS 133 (C above), APB 14 (D above) and SFAS 123R (G above) would have resulted in an increase in the loss for the six month period ended June 30, 2007 in the amount of
          $2,477. The loss for the six month period ended June 30, 2006 would have decreased in the amount of $1,007

          Giving effect to all the above, the loss for the six month periods ended June 30, 2007 and June 30, 2006 would be $74,298 and $87,725, respectively.

          For the cumulative effect adjustment to retained earnings in the amount of $65,207 following the early adoption of SFAS 159, See H above

     K.   COMPREHENSIVE INCOME (LOSS) IN ACCORDANCE WITH U.S. GAAP (SFAS 130)

          Comprehensive income (loss) represents the change in shareholder's equity during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a reporting period except those resulting from investments by owners and distributions to owners. Other comprehensive income (loss) represents gains and losses that under U.S. GAAP are included in comprehensive income but excluded from net income.
          Following are statements of comprehensive loss in accordance with U.S.
          GAAP:

                                                    Six months ended
                                                ------------------------
                                                        June 30,
                                                ------------------------
                                                  2007            2006
                                                --------        --------
                                                       (unaudited)

Loss for the  period,  according  to U.S.
GAAP (see J above)                              $(74,298)       $(87,725)

Other comprehensive loss:

Reclassification of unrealized
losses on derivatives                                664             664
Unrealized gains on derivatives                      (47)          1,245
                                                --------        --------

Net comprehensive loss for the period           $(73,681)       $(85,816)
                                                ========        ========

                                     - 21 -

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2007
          (dollars in thousands, except share data and per share data)

NOTE 4 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT.)

     L.   LOSS PER SHARE IN ACCORDANCE WITH U.S. GAAP (SFAS 128)

          In accordance with SFAS 128, the basic and diluted loss per share for the six-month and the three-month periods ended June 30, 2007 would be
          $0.65 and $0.28, respectively (during the corresponding periods -
          $1.16 and $0.60, respectively).

     M.   STATEMENTS OF CASH FLOWS IN ACCORDANCE WITH U.S. GAAP (SFAS 95)

          Complying with SFAS 95 would not have materially affected the cash flows of the Company for the six-month period ended June 30, 2007 and
          2006.

                                     - 22 -